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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Burton
Sasha Parikh Chris Edwards Celeste Murphy

Re:	Terns Pharmaceuticals, Inc. Draft Registration Statement on Form S-1 Filed December 15, 2020 CIK No. 0001831363

Ladies and Gentlemen:

Terns Pharmaceuticals, Inc. (the “Company”) previously submitted to the Commission on November 10, 2020 a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and a revised Draft Submission on December 15, 2020 (the “Amendment No. 1”). The Company is providing this letter in response to the comment letter to Amendment No. 1 received on December 28, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter in bold type followed by the Company’s response thereto.

Risk Factors, page 12

January 8, 2021

1.

We note that in response to prior comment number 6 you deleted the risk factor regarding potential restrictions in China on transferring your scientific data abroad. Please provide us with your analysis as to why you believe the Measures for the Management of Scientific Data promulgated by the General Office of the PRC State Council does not apply to the scientific data resulting from your activities in China.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe the Measures for the Management of Scientific Data promulgated by the General Office of the PRC State Council present any material risks for the Company and its current operations and, accordingly, the Company previously revised the Draft Submission to remove the referenced risk factor. In particular, the Company’s current primary activity in China is utilizing outsourced third-party manufacturers of drug substance located in China similar to many similarly situated domestic biotechnology companies, which the Company does not believe concern any state secret in China. While the Company maintains limited pre-clinical (non-human) activities for studies of chemical compounds, neither these activities nor the data generated therefrom is material to the Company’s current operations and can be replicated domestically without material effect on the Company’s operations. Further, given the lack of clarity in the regime (particularly as it relates to a “state secret”) its applicability to the limited pre-clinical activities, such as those conducted in vitro or in animals prior to entering human trials, is unclear.

*  *  *

January 8, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo, Esq. of LATHAM & WATKINS LLP

cc:	Senthil Sundaram, Terns Pharmaceuticals, Inc.
Bryan Yoon, Esq., Terns Pharmaceuticals, Inc.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Michael Podolny, Esq., Latham & Watkins LLP
Yasin Keshvargar, Esq., Davis Polk & Wardwell LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP